U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                          AMERICA'S SPORTS VOICE, INC.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)


            New York                                             11-3363563
            --------                                             ----------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


         380 Hempstead Avenue
       West Hempstead, New York                                     11552
       ------------------------                                     -----
(Address of principal executive offices)                          (Zip code)

Issuer's telephone number: (516) 481-4370


       Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

       Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of Class)









                          Page One of Eighty One Pages
                   Exhibit Index is Located at Page Forty Six



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                                TABLE OF CONTENTS

                                                             Page
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .   15

Item 3.   Description of Property. . . . . . . . . . . . . .   20

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   20

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   21

Item 6.   Executive Compensation . . . . . . . . . . . . . .   22

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   23

Item 8.   Description of Securities. . . . . . . . . . . . .   23

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   24

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   25

Item 3.   Changes in and Disagreements with Accountants. . .   25

Item 4.   Recent Sales of Unregistered Securities. . . . . .   25

Item 5.   Indemnification of Directors and Officers. . . . .   28

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   30

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   46

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   48

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                                     PART I

Item 1.  Description of Business

     America's Sports Voice, Inc. (the "Company" or "ASV") is a development stage company which was incorporated under the laws of the state of New York on February 12, 1997 under the name "Americas Sports Voice, Inc." for any lawful purpose. The Company subsequently amended its articles of incorporation to change the name of the Company to its current name. The Company's objective is to create an organization to impact the sports industry by representing the interests of its sports fan members with owners of sport franchises, as well as the players themselves.

     ASV is a high technology, multi-media marketing company utilizing both the Internet and publishing businesses to accomplish its business objectives. The Company intends to provide timely sports information, sports programming, discounted travel benefits and sports merchandise to its members through it's quarterly magazine and website.

     Management believes that the fans of each respective sports franchise are the driving force in their respective markets, from major metropolitan cities to the smaller venues. The fans are the principal source of revenues for the franchises; their tax dollars are utilized to build new stadiums and arenas and they have almost no say in what will happen to their favorite sports franchise. The Company's goal is to create a powerful fan based organization that will provide a vehicle for input of the sports fans interests. ASV intends to provide the voice of its members, the fans, to be heard across the country and around the world. The Company believes that there is strength in numbers and as a unified fan based organization, ASV can work with the owners and players to accomplish its goals.

     One of the leading pastimes for leisure activity in America is watching professional sports. This is proven by the amount of time and money spent by consumers watching and attending sporting events. During the combined seasons for the 1997-1998 sports year, the four major professional sports leagues in the United States drew in excess of 120 million fans. When combined with the various additional sports, including the advent of women's professional sports gaining increased recognition, there are considerably more. The combined gate receipts collected by the various franchises exceeded $3.5 billion in revenue during this same period. While no assurances can be provided, through ASV's proposed aggressive advertising campaign which will utilize print, radio, television and the internet, the Company projects attracting 100,000 members in the first year of its proposed marketing campaign, representing less than one eighth of one percent (0.125%) of the more than 100,000,000 fans nationwide. This marketing campaign is anticipated to commence in the near future.

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     ASV has  earmarked  a national  and  international  audience  to market its sports membership program. The Company is currently positioning to launch its membership drive in the northeast United States, commencing in the New York metropolitan area. To promote the ASV brand name to new regions and markets, the Company expects to utilize television, radio, print, direct mail advertising and trade shows in addition to Internet advertising. Each of the advertising media is intended to solicit a different segment of the Company's target market. Along with radio and print media, ASV expects to work with local retail organizations, such as sporting good stores, sports bars and sports memorabilia stores. This is expected to strengthen the ASV brand name to sports fans in the places they frequent most.

     The Company is presently positioning strategic alliances with various organizations to place "take-one" applications in their multiple locations, thus developing alliance members. The locations in different businesses will provide prospective members with discounts on goods and/or services. For participating in this network, ASV will pay the retailer or organization a commission on each member that signs up through their store or location. The Company will utilize all efficient and cost effective means of attracting additional members. Management feels that recent history and public outcry make this the perfect time to launch the ASV membership marketing campaign.

     ASV's membership program is offered for a $29.95 fee and intends to provide its members with several benefits including (i) a multi-media website for them to interact and access areas of interest; (ii) a comprehensive quarterly magazine of approximately 16-24 pages, in full color; (iii) sports ticket discounts; (iv) contests, prizes and giveaways; and (v) travel, merchandise and service discounts. In addition, as the Company grows and if the membership numbers increase (of which there can be no assurance) the Company's eventual ability to influence the owners, players and sponsors should also increase.

     ASV also intends to develop multi-media platforms from which to launch other entertainment oriented projects. In this regard, ASV is currently in negotiations with a radio station, Internet service provider and theatrical and event ticket providers. These recent negotiations involve the production and broadcast of the future ASV Sports Hour. The format will consist of sports interviews and call-ins, a format sports fans are accustomed to and follow. This broadcast will be available through the Company's website, providing ASV an international reach with a local market and future syndication program. With the Internet distribution the Company will reach more of its members and they can listen live or at any convenient time because the content will be archived and available on the website.

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     Beginning in March 1997,  the Company  undertook a private  offering of its common stock pursuant to the exemption from registration provided by Rule 504 promulgated under Regulation D of the Securities Act of 1933, as amended. The Company sold an aggregate of 442,500 shares of its common stock at $1.00 per share.

Employees

     The  Company  has two (2) full  time  employees,  including  Mr.  Angelo J.
Panzarella, Chairman of the Board, President, Secretary and Chief Executive Officer. In addition, the Company also has two (2) part-time employees. None of the Company's employees are members of any union, nor has the Company entered into any collective bargaining agreements regarding its employees. Management believes that its relationship with its employees is satisfactory. It is anticipated that, in the event the Company is successful in implementing its business plan described herein, that additional employees will be retained in the future to handle this anticipated growth. These areas include administration and marketing.

Competition

     The sports services industry and the sport fan business is highly competitive. The Company has and will continue to encounter competition from numerous other firms and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than that of the Company. With respect to its operations directed to memberships, the Company will face the task of educating the sports fan as to the advantages of its programs, the minimal risk for participating and the perceived benefits to the individual fan. No assurances can be provided that the Company will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

Governmental Regulations

     The Company is not subject to any extraordinary governmental regulations.

Risk Factors

     The Company's business is subject to numerous risk factors, including the following:

THE COMPANY'S INDEPENDENT AUDITORS HAVE EXPRESSED A GOING CONCERN OPINION

     As a result of the accumulated deficit of $408,485 at June 30, 1999, lack of operating revenues and its minimal capital resources then available to meet obligations which were normally expected to

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be  incurred  by  similar  companies,  there is a  substantial  doubt  about the
Company's ability to continue as a going concern and, as a result, the Company's independent auditors modified their "going concern" opinion as to the Company's ability to continue as a going concern in connection with the audits for the years ended June 30, 1999 and 1998. Management believes that its cash flow requirements during fiscal 2000 can be met from its anticipated commencement of revenues. There can be no assurance that the Company will realize such anticipated sales. In such event, unless the Company were to secure alternative financing, as to which there can be no assurance, the Company may have to cease operations.

THE COMPANY'S PROPOSED OPERATIONS ARE SPECULATIVE. THE COMPANY HAS NOT CONDUCTED ANY MARKET RESEARCH, NOR DOES IT HAVE A MARKETING ORGANIZATION.

     The success of the Company's proposed plan of operation will depend to a great extent on the acceptance of the Company's business premise by the general public. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the business plan contemplated by the Company. Moreover, the Company does not have a marketing organization. Even in the event demand is identified for a sports fan organization contemplated by the Company, there is no assurance the Company will be successful in generating profitable operations.

THE COMPANY IS A DEVELOPMENT STAGE COMPANY, HAS A LIMITED OPERATING HISTORY, IT ANTICIPATES CONTINUED LOSSES IN THE NEAR FUTURE AND FUTURE RESULTS ARE UNCERTAIN.

     ASV has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which the Company has begun to operate and whether there will be acceptance of the Company's business model. ASV will be incurring costs to continue to develop and enhance its web site, to establish marketing and distribution relationships, to establish its television show production and acquire additional hardware and software and to enhance its existing administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sales through its business to achieve or maintain profitability on a quarterly or an annual basis in the future. ASV expects negative cash flow from operations to continue, at least for the foreseeable future, as it continues to develop and market its business. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell debt or additional equity securities. The sale of additional

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equity or convertible debt securities would result in additional dilution to the
Company's stockholders. Further, there can be no assurances that the Company will successfully be able to sell its securities in order to obtain additional capital.

THE COMPANY'S BUSINESS PLAN IS DEPENDENT IN PART ON THE INTERNET AND THERE IS UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE.

     Use of the Internet by consumers is at an early stage of development and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to increase significantly revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased governmental regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to support effectively the growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

     The Company's future success will be significantly dependent upon its ability to sell its memberships and to attract users and advertisers to its website. There can be no assurance that the Company will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that the Company will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to its web sites. If the Company is unable to develop Internet content that allows it to attract, retain and expand a loyal user base, its business, results of operations and financial condition will be materially adversely affected.

THERE IS A RISK OF CHANGES IN TECHNOLOGY.

     The Company's success will also depend upon its ability to develop and provide new products and services. The delivery of the Company's products and services on-line is, and will continue to be, like the Internet, characterized by rapidly changing technology, evolving industry standards, changes in customer requirements and frequent new service and product introductions. The Company's future success will depend, in part, on its ability

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to use effectively leading technologies to continue its technological expertise, to enhance its current services, to develop new services that meet changing customer requirements and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will so respond to these changing technological conditions.

THE COMPANY IS SUBJECT TO SIGNIFICANT COMPETITION.

     The sports services industry and the sport fan business is highly competitive. The Company has and will continue to encounter competition from numerous other firms and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than that of the Company. With respect to its operations directed to memberships, the Company will face the task of educating the sports fan as to the advantages of its programs, the minimal risk for participating and the perceived benefits to the individual fan. No assurances can be provided that the Company will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

     In addition, the market in which the Company competes is characterized by frequent new product introductions, rapidly changing technology and the emergence of new industry standards. The rapid development of new technologies increases the risk that current or new competitors will develop products or services that reduce the competitiveness and are superior to the Company's products and services. The Company's future success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and services and enhancements to its existing products and services that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and services is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There is a potential for product development delay due to the need to comply with new or modified standards. There can be no assurance that the Company will be able to identify, develop, market, support, or manage the transition to new or enhanced products or services successfully or on a timely basis, that new products or services will be responsive to technological changes or will gain market acceptance, or that the Company will be able to respond effectively to announcements by competitors, technological changes, or emerging industry standards. The Company's business, results of operations and financial condition would be materially and adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing new products, services, or enhancements.

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     Many of the Company's current and potential competitors in the Internet and
sports  businesses  have  longer  operating  histories,   significantly  greater
financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors.

THE COMPANY'S QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

     The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside the Company's control, including: the level of use of the Internet; Internet advertising; seasonal trends in Internet use, purchases and advertising placements; the addition or loss of advertisers; the level of traffic on the Company's Internet sites; the amount and timing of capital expenditures and other costs relating to the expansion of the Company's Internet operations; the introduction of new sites and services by the Company or its competitors; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions; and economic conditions specific to the Internet and Internet media. Due to the foregoing factors, among others, it is likely that the Company's operating results will fall below the expectations of the Company or investors in some future quarter.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL AND EXPECTS TO HIRE ADDITIONAL PERSONNEL.

     The Company's performance is substantially dependent on the services of Angelo J. Panzarella, its Chairman, President, Secretary and Chief Executive Officer. The Company's success also depends on its ability to attract and retain additional qualified employees. Competition for qualified personnel is intense. There can be no assurance that the Company will be able to attract and retain key personnel. The loss of Mr. Panzarella or more key employees could have a material adverse affect on the Company.

     The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, technical engineers, sales and marketing, finance and technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly technical engineers and sales personnel,

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could have a  material  adverse  affect on the  Company's  business,  results of operations and financial condition.

THE COMPANY IS DEPENDENT ON THIRD PARTIES FOR INTERNET OPERATIONS AND PRODUCT DELIVERIES.

     The Company's ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to the Company's Internet sites through hypertext links are critical to the success of the Company's Internet operations. The Company also relies on the cooperation of owners of copyrighted materials and Internet search services and on its relationships with third party vendors of Internet development tools and technologies. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the Company's competitors are better able to leverage such relationships, the Company's business, results of operations and financial condition will be materially adversely affected.

     The Company will also be dependent on third party fulfillment companies for product deliveries. Any pattern of repeated failures by a third party fulfillment company to make timely and correct deliveries would discourage existing customers from placing additional orders with the Company and could discourage prospective customers from initially ordering from the Company. Management believes that there are two ways to alleviate such a problem: (1) by turning to alternative third party fulfillment companies for a specific product or (2) by stocking its own inventory of popular products. However, this action would increase the Company's costs and also expose it to the risk of stocking the "wrong" inventory to meet customer demands, so management will turn instead to the first alternative. There can be no assurance that products will be available at acceptable prices and other terms from these alternative third party fulfillment companies.

THE COMPANY MAY NEED TO SPEND SIGNIFICANT AMOUNT OF MONEY TO PROTECT AGAINST SECURITY BREACHES.

     A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to the Company's customers. Moreover, until more

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comprehensive  security  technologies  are  developed,  the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium. Were these risks to occur, the Company's business, results of operations and financial condition could be materially adversely affected.

THE COMPANY MAY NEED ADDITIONAL CAPITAL WITH WHICH TO IMPLEMENT ITS BUSINESS PLAN AND THERE IS NO AGREEMENT WITH ANY THIRD PARTY TO PROVIDE SUCH CAPITAL IF NEEDED.

     Based on current levels of operations and planned growth, the Company anticipates that it will not require infusion of additional capital to accomplish its business objectives described herein. However, if the Company requires additional funding or determines it appropriate to raise additional funding during such period, there is no assurance that adequate funds, whether through additional equity financing, debt financing or other sources, will be available when needed or on terms acceptable to the Company. Further, any such funding may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources when needed would have a material adverse affect on the Company's business, results of operations and financial condition.

THE INTERNET MAY BECOME SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS IN THE FUTURE WHICH COULD NEGATIVELY IMPACT THE COMPANY'S PROPOSED BUSINESS.

     The Company is not currently subject to direct federal, state, or local regulation and laws or regulations applicable to access to, or commerce on, the Internet, other than regulations applicable to business generally. However, due to the increasing popularity and use of the Internet and other on-line services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other on-line services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's products and services or increase the cost of doing business or in some other manner have a material adverse affect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any

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state implying that the Company is subject to such legislation.  There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse affect on the Company's business, results of operations and financial condition.

     Several states have also proposed legislation that would limit the uses of personal user information gathered on-line or require on-line services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one on-line service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could create uncertainty in the marketplace that could reduce the demand for the services of the Company or increase its costs of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse affect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in New York, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse affect on the Company's business, results of operations and financial condition.

THE COMPANY MAY BECOME LIABLE FOR SALES AND OTHER TAXES IN THE FUTURE.

     The Company does not currently collect sales or other similar taxes in respect of the delivery of its products into states other than New York where the Company collects sales taxes for sales of tangible products. New state tax regulations may subject the Company to the assessment of sales and income taxes in additional states. Although the Internet Tax Freedom Act precludes for a period of three years the imposition of state and local taxes that discriminate against or single out the Internet, it does not impact currently existing taxes. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet retailing and are currently considering an agreement with certain of these companies regarding the assessment and collection of sales taxes. The Company is not a party to any such discussions.

THE SUCCESS OF THE COMPANY'S ANTICIPATED FUTURE GROWTH IS DEPENDENT UPON ITS ABILITY TO SUCCESSFULLY MANAGE THE GROWTH OF ITS PROPOSED OPERATIONS.

     The Company expects to experience significant growth in the number of employees and the scope of its operations. The Company's future success will be highly dependent upon its ability to successfully manage the expansion of its operations. The Company's ability to manage and support its growth effectively will be substantially dependent on its ability to implement adequate improvements to financial and management controls, reporting and order entry systems and other procedures and hire sufficient numbers of financial, accounting, administrative and management personnel. The Company's expansion, and the resulting growth in the number of its employees, will result in increased responsibility for both existing and new management personnel. There can be no assurance that the Company will be able to identify, attract and retain experienced accounting and financial personnel. The Company's future operating results will depend on the ability of its management and other key employees to implement and improve its systems for operations, financial control and information management, and to recruit, train, and manage its employee base. There can be no assurance that the Company will be able to achieve or manage any such growth successfully or to implement and maintain adequate financial and management controls and procedures. Any inability to do so would have a material adverse affect on the Company's business, results of operations and financial condition.

     The Company's future success depends upon its ability to address potential market opportunities while managing its expenses to match its ability to finance its operations. This need to manage its expenses will place a significant strain on the Company's management and operational resources. If the Company is unable to manage its expenses effectively, the Company's business, results of operations and financial condition will be adversely affected.

THE COMPANY DEALS WITH THIRD PARTIES WHICH MAY NOT BE Y2K COMPLIANT.

     Because the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and, accordingly, will not have a material adverse affect on the Company's systems.

     While management believes that the Company complies with Year 2000 requirements, there is a risk that Y2K issues will adversely affect third-party network or application software that is integrated with the Company's products. There are also similar risks of failure from the telecommunications networks, the electric power grid and other systems on which the proposed operations of the Company's Internet products and the delivery of the Company's services will depend. The disruption of these broader services would have an adverse effect on the Company's ability to provide its products and services to its customers, and could then have a material adverse effect on the Company's proposed business, financial condition and results of operations.

THE COMPANY'S COMMON STOCK IS CURRENTLY DESIGNATED AS A "PENNY STOCK," WHICH HAS AN ADVERSE EFFECT ON TRADING.

     The Securities and Exchange Commission has adopted a Rule which established the definition of a"penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because the Company's securities are currently subject to the rules on penny stocks, the market liquidity for the Company's securities is adversely affected.

INVESTORS SHOULD NOT EXPECT TO RECEIVE A DIVIDEND IN THE FUTURE.

     No dividend has been paid on any of the Company's securities since inception and none is contemplated at any time in the foreseeable future.

Item 2.  Plan of Operation

     ASV's aggressive multi-media marketing campaigns will include utilizing the Company's Internet website and quarterly magazine along with traditional print media, radio, television, billboard and sports trade shows. The Company plans targeting sports enthusiasts through the use of each of the above media. The Internet advertising will consist of strategically placed ads on the world wide web. Utilizing ASV's quarterly magazine, the Company will promote its brand identity. Print media advertising will be represented by sports periodicals, daily newspapers and entertainment magazines. Radio advertising will target sports based broadcast stations across the country. Television commercials will run during sporting events. Billboards will be used nationally throughout major metropolitan cities. ASV also intends to attend the sports trade show circuit to market its products.

     The Company has reached an agreement with CPNM, Jenkintown, Pennsylvania, whereby CPNM has agreed to provide multimedia marketing services to the Company, including: (i) Internet services; (ii) Cross promotion with various other sports related entities, including sports collectibles; (iii) fax broadcast campaigns;
(iv) television, where ASV will be featured on various television programs specializing in direct response programming and spot advertising; and (v) various other public relations activities, including press releases, increasing visibility of the Company through newspaper and magazine advertising and consumer mail inserts. In exchange for these services, the Company has agreed to form a joint venture with CPNM and divide all membership fees received through CPNM's efforts. Following is a more detailed description of the Company's marketing activities.

     ASV plans to capitalize on management's perceived enormous growth of the Internet. Management believes Internet usage is growing significantly. Thus far, Internet usage has grown from 50 million dollars in 1996, to a projected one billion dollars by the year 2000. According to IBM's publicly reported research, in 1996 there was $900 million in Internet based sales, $2 billion in 1997 and projected to $200 Billion in 2000.

     ASV has been developed to capitalize on opportunities in the field of Internet commerce. Retail customer acceptance of secure electronic financial transactions on the Internet have accelerated and the Company expects that it will continue to grow. The Company will produce and distribute timely sports news and scores, team information and player statistics at its web page and print magazine. The scores and articles will be provided by a national news service provider, down loaded to the Company's site multiple times a day and integrated into the Company's magazine. By having both an Internet presence with the Company's website and print magazine, ASV can expand its research to a broader market group. The website content programming will include both sports and non-sports celebrity interviews and editorials written by in-house correspondents and freelance journalists. Daily Internet sports trivia contests, in addition to weekly and monthly give away promotions, will include ASV products (hats, T-shirts, bags, etc.) and sporting event tickets. These promotions will contribute to ASV's brand image. Management believes that it is extremely important to build ASV's brand image, which should enable the Company in the near future to attract advertisement revenue on the website and in the magazine producing an additional stream of income from advertising revenues as the Company's concept grows. The advertising and marketing campaign will blanket targeted markets with saturation advertising. This will promote the America's Sports Voice, Inc. brand name in the consumer marketplace. The national and international market place will be broken down into regions. The first region to be actively advertised and marketed will be the northeast United States focusing on the New York metropolitan area marketplace to launch the Company's campaign. The campaign will include the use of the major Internet search engines, such as Excite, Yahoo, Lycos and Webcrawler, which will target a nationwide audience in addition to European nations as far away as Japan, who alone has millions of fans of American professional sports.

     ASV's website will offer a multitude of timely and comprehensive sports information. Only the home page (first i.e. magazine cover) will be available to all, but the core of the content will not be accessible unless the person is a member. They can join by calling the Company's toll free marquee number or instantly by a simple secure transaction with a credit card over the Internet. This quick transaction will provide the new member with a log on name and password allowing instant access to all member content areas of the website, interviews, statistics information, chat rooms and contest areas.

     The site provides ASV with an additional future advertising revenue stream as the site is visited and becomes a viable medium to other companies interested in marketing products or services to its members. Because Internet sites which receive high visitor traffic develop huge databases, if the site is successful (of which there can be no assurance) ASV will be able to capitalize on this high visitor volume by offering marketing and consulting services to multiple businesses which require database information in order to expand their market penetration. Alliance members will be listed on the site as they are signed up to instantly notify members of new locations to receive discounts on goods or services. The website will hold a multitude of contests such as daily sports trivia, weekly contests and monthly drawings. The contests will interest members to check the site often, even multiple times daily from home or office quickly and easily. This traffic visiting the Company's website will act as an incentive for potential advertisers to market their goods to the website's visitors. The content of the website will change often, specifically daily wherein sports related stories and scores will be updated multiple times throughout the day.

     In addition to the Company's on-line interactive website, ASV intends to offer its members a quarterly magazine that will focus on important sports issues and how they relate to the average fan. The publishing industry is benefiting from the tremendous growth in the popularity of sports in this country over the past two decades. According to the Sports Management Research Bureau research, the four major monthly magazines (Sports Illustrated, Inside Sports, Sporting News and Sport) have a total of over 192 million adult readers each month. Sports Illustrated ranked second among U.S. magazines in advertising revenues in 1996. Due to the frustration with sports in this country today, ASV's magazine is expected to be attractive to the majority of the current sports magazine readers.

     ASV's magazine will differ from traditional sports publications which tend to consist of the news aspect of the games, most serving only to relay information of what is happening without any offering of how fans relate to the situations. These magazines and newspapers track the "what" while ASV can include the "why" and the "how" of sporting events. In addition, alliance member businesses who offer the Company's members a discount will be listed in each issue. The magazine is expected to be between 16-24 pages in length and management has reached an agreement with a publisher to publish up to 60,000 copies in full color, at a cost of approximately $.37 per copy.

     As membership grows in the organization (of which there can be no assurance) the magazine is expected to become an additional revenue stream generating advertisers dollars. In the initial issues the Company will offer deep discounts to organizations that will commit to a term of advertising based on an increasing fee scale as membership builds.

     Aside from the serious issues in sports today, ASV will also offer its members an entertaining side. This will consist of trivia questions, rotisserie and fantasy league sections, fan mail and columns written by in-house staff, freelance journalists, players and agents. The magazine and website will report the hottest issues that concern the fan. These include franchise movement, expansion, contract negotiations, ticket allocation, price increases, revenue sharing and player conduct. Each quarter will include a section dedicated to fans' comments. This will allow fans an additional venue besides the website to express their opinions and concerns every quarter. In addition, ASV will track player movements via trades and free agency, conduct player and owner interviews, and invite players, owners and sports columnists to write a guest column.

     ASV's long term print media plan is to advertise in the sports section of all major market newspapers throughout the country. The Company will also advertise in many of the sports related magazines (i.e., Sporting News). In addition, ASV will promote its membership via 24-hour sports talk radio stations. The Company's plan is to strategically place ads on these stations throughout the country during various segments and shows each day. These two advertising venues will be launched simultaneously to ensure saturation of each particular market.

     In addition to radio and print media, ASV will work with local retail organizations, such as sporting goods stores, sports bars and sports memorabilia stores. This will help broaden the reach of the Company name to all sports fans in every area of the country. These organizations will place "take-one" applications in their stores and they will offer members discounts on their products. For their services, ASV will offer a commission for each member that signs up in their particular store. They will also be on a list of alliance member organizations that offer members a discount, which are featured on the Company's website and quarterly in the Company's magazine.

     Revenues are derived from membership fees, renewal fees, advertising sales and merchandise sales. Each income stream is driven by the membership base, as the membership increases the advertising rates will increase as well as an increase in volume of merchandise sales. ASV's advertising revenues are derived from the Company's two main outlets: its website and the quarterly magazine. ASV's merchandise will include licensed and private label apparel, sports memorabilia, historical sports videos and CD ROM's.

     ASV expects to attract approximately 100,000 new members at $29.95 for the first year. This will represent approximately $2.9 million in revenue during this period. Sports stadiums alone in the four major professional sports (baseball, football, basketball and hockey) draw approximately 100 million fans per year. In addition, the U.S. retail market for licensed sports merchandise and apparel was approximately $20 billion in 1998.

     The Company anticipates that it will not require infusion of additional capital to accomplish its business objectives described herein, in that anticipated revenues from operations will be sufficient to fund operations. However, if the Company requires additional funding or determines it appropriate to raise additional funding during such period, there is no assurance that adequate funds, whether through additional equity financing, debt financing or other sources, will be available when needed or on terms acceptable to the Company. Further, any such funding may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources when needed would have a material adverse affect on the Company's business, results of operations and financial condition.

Year 2000 Disclosure

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize dates using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Because the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and, accordingly, will not have a material adverse affect on the Company's systems. Additionally, there can be no assurance that the computer systems necessary to maintain the viability of the Internet or any of the web sites that direct consumers to the Company's website will be Year 2000 compliant. As part of the Company's overall Year 2000 compliance plan, the Company intends to monitor systems performance and plans to develop a rapid response program in the event of any significant disruption as a result of the Year 2000 issues. To date, the Company has not developed a formal contingency plan. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse affect on the Company's business, results of operations and financial condition.

Item 3.  Description of Property

     The Company operates from its offices at 380 Hempstead Avenue, West Hempstead, New York. 11552 pursuant to an oral month to month lease. This space consists of 700 square feet of executive office space, for which the Company pays a monthly rental charge of $1,000. Management expects that the Company will require additional space if and when the Company's operations expand as described herein, of which there can be no assurance. In this regard, management is currently seeking additional space of between 1,500 and 2,000 square feet of executive office space.

     The Company has no properties and has no agreements to acquire any properties.

Item 4.  Security Ownership of Certain Beneficial Owners and
          Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                          Amount and
                                           Nature of
                 Name and Address of      Beneficial    Percent of
Title of Class     Beneficial Owner        Ownership      Class
--------------     ----------------        ---------      -----

Common         Angelo J. Panzarella(1)    1,300,000(2)     20.8%
               19 Spruce Lane
               Valley Stream, NY 11581

Common         First Capital, Inc.          600,000(3)      9.6%
               2601 S. Bayshore Drive
               Suite 1600
               Miami, FL 33133

Common         The Delta Group              390,000         6.3%
               1125 Sunapee Road
               Malverne, NY 11553

Common         Robert W. Seiffert(1)         25,000          *
               254 Amos Avenue
               Oceanside, NY 11572

Common         All Officers and           1,325,000(2)     21.2%
               Directors as a
               Group (2 persons)

------------------

*     Less than 1%
(1)   Officer and/or director of the Company

(2) Includes an aggregate of 250,000 shares of common stock subject to an option to purchase by Mr. Panzarella. This option is exercisable immediately through September 30, 2001 at a price of 50% of the bid price of the Company's common stock at the exercise date.

(3) These shares were issued in exchange for services. The Company has disputed the issuance of a total of 300,000 of these shares, as the Company maintains that First Capital failed to perform all of the services applicable to this issuance. These shares are currently held in escrow pending settlement of this dispute.

     The balance of the Company's outstanding Common Shares are held by 33 persons, not including those persons who hold their shares in "street name."

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The directors and officers of the Company are as follows:

        Name             Age                  Position
        ----             ---                  --------

Angelo J. Panzarella      64       Chairman of the Board,
                                   President, Secretary, and
                                   Chief Executive
                                   Officer

Robert W. Seiffert        42       Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Angelo J. Panzarella, President, Secretary, Chief Executive Officer and Chairman of the Board, assumed his positions with the Company in November 1998. In addition, since September 1988, Mr. Panzarella has been president of Dawcin International Corporation, a public reporting company incorporated in the state of New York. Dawcin is engaged in the business of mergers and acquisitions of marginal companies. In 1992, Mr. Panzarella served on the New York City Off Track Betting Advisory Board. He devotes approximately 50% of his time to the business of the Company.

     Robert W. Seiffert, Director, assumed his position with the Company in September 1998. In addition to his position with the Company, since January 1985, Mr. Seiffert has been engaged in the private practice of law in the state of New York. Prior, from 1982 through 1985, Mr. Seiffert was an associate attorney with the firm of Irving Singer, Attorney at Law. Mr. Seiffert received a Bachelor of Arts degree in political science from the University of Denver in 1979 and a Juris Doctorate degree from Oral Robert University in 1982. He devotes only such time as necessary to the business of the Company.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors currently receive any compensation for their respective services rendered unto the Company. Mr. Panzarella has accrued $81,431 in salary and expenses pursuant to his employment agreement with the Company. Subsequent to this accrual, Mr Panzarella has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, other than as stated herein, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     Mr.  Panzarella is employed by the Company  pursuant to the terms of a five
(5) year employment agreement, which provides, among other things, for a base salary of $93,000 per annum, with a review by the Company's Board of Directors every six months to determine any increases. The agreement further provides for bonuses to be paid, either in cash or stock. To date, no bonuses have been paid. Further, Mr. Panzarella has waived any salaries due under the agreement, except as provided hereinabove. The Company may terminate the agreement for cause. However, in the event the agreement is terminated without cause, or if Mr. Panzarella is compelled to relinquish any executive position with the Company, the Company is obligated to provide two years salary as severance pay for early termination. If the agreement is terminated by Mr. Panzarella upon 90 days notice to the Company, the Company is obligated only for compensation due and payable through the termination date.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     Mr. Panzarella is owed $81,431 by the Company for accrued salary and expenses during the 1998 fiscal year pursuant to his employment agreement with the Company. Mr. Panzarella has agreed to waive any additional salaries due pursuant to his employment agreement with the Company until such time as the Company begins generating revenues from operations, of which there can be no assurance.

     The Company has advanced funds to a former affiliate, Dawcin International Corp. ("Dawcin"). The Company has an agreement with Dawcin whereby the parties share office space, employee services and other administrative items. Since inception, the amount of unused advances to Dawcin for such administrative expenses allocated to the Company results in a loan receivable due from Dawcin in the amount of $439,808. The loan receivable is non-interest bearing, is payable upon demand and is secured by assets owned by Dawcin. Approximately $100,000 of the loan has been deemed by management to be non-collectable and a bad debt reserve has been established on the Company's financial statements. See "PART F/S, Financial Statements."

     There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation SB.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 150,000,000 shares of Common Stock, par value $0.0001 per share. There are 5,987,500 Common Shares issued and outstanding as of the date of this registration statement.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

     (a) Market Information. The Company's common stock was approved for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers ("NASD") on September 24, 1998 under the symbol "ASPV." Prior to that date the Company's securities were not traded. The initial price of the Company's common stock was $1.00 bid, $0.75 asked.

     Below are the reported high and low bid prices for the Company's common stock since trading commenced. The bid prices shown reflect quotations between dealers, without adjustment for markups, markdowns or commissions, and may not represent actual transactions in the Company's securities.

                                           Bid Price
          Date                           High       Low
          ----                           ----       ---

          September 30, 1998            $1.00      $ .75
          December 31, 1998             $ .53      $ .25

          March 31, 1999                $1.00      $ .75
          June 30, 1999                 $ .17      $ .13
          August 31, 1999               $ .04      $ .01

     Effective September 1, 1999, the Company's common stock was delisted from the OTC Bulletin Board as a result of new rules adopted by the NASD, wherein only those companies who are reporting companies pursuant to the Securities Exchange Act of 1934, as amended, are entitled to be listed on said exchange. It is anticipated that upon effectiveness of this Registration Statement, the Company will cause to be filed a new application to list its common stock for trading on the Bulletin Board. There are no assurances that the Company's application will be approved for trading on the OTC Bulletin Board. As of the date of this Registration Statement, the Company's common stock is traded only on the "pink sheets." Failure to obtain listing of the Company's common stock on the OTC Bulletin Board may have a negative impact on a shareholder's ability to dispose of his shares in the Company. See "ITEM 1, Description of Business - Risk Factors."

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     b. Holders. There are thirty seven (37) holders of the Company's Common Stock, not including those persons who hold their shares in "street name."

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In March 1997, as part of its initial capitalization following formation of the Company, the Company issued an aggregate of

3,205,000 shares of its common stock to 31 persons, all of whom were either employees of the Company or accredited investors, as that term is defined under the Securities Act of 1933, as amended, in exchange for services valued at $.0001 per share, the par value of the Company's common stock. These securities were issued to the following persons, in the amounts indicated:

                   Name                     No. of Shares
                   ----                     -------------

     Agro Industrial & Trading Holding         100,000
     Babel Limited                             200,000
     Capital One Corp.                         100,000
     Edward Carfero                             40,000
     John Covello                               50,000
     Dawcin International Corp.                300,000
     Leonard DeCecchis                         112,500
     Stephen Diamond                            50,000
     Richard Finnis                             40,000
     Drs. LGMR Geeris                          200,000
     John G. George                             50,000
     Harkema Houdster en
          Beleggingsmaatschapph B.V.           100,000
     Brian W. Kruse                             75,000
     Mel Levine                                 50,000
     William Lucas                             155,000
     Oymie Martin                               50,000
     Floor Mouthaan                            200,000
     Gilbert & Pricilla Munz                    25,000
     Alfred Peeper                             100,000
     Angelo Panzarella                          15,000
     Raymond Pinion                            112,500
     Bessie Seiffert                            30,000
     Robert Seiffert                            25,000
     Joseph Topalian                            50,000
     Paul Van Der Krabben                      300,000
     Robert Weintraub                           25,000
     Irving Welzer                              50,000
     Thomas Winklebeck                          50,000
     Anne Wolfrom                               50,000
     Sophia Investments NV                     200,000
     Twin Towers York NV                       300,000

     The aforesaid shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Rule 504 of Regulation D promulgated under the Act.

     In addition, between March 1997 and November 1997, the Company undertook an offering of its securities pursuant to Rule 504, Regulation D promulgated under the Act. The Company issued an aggregate of 442,500 shares at an offering price of $1.00 per share to the following persons:

                   Name                     No. of Shares
                   ----                     -------------

     Jane H. Dampier Trust                       50,000
     Growth International, Ltd.                  10,000
     Ronald Hart                                  7,500
     Ruth E. Horvitz Family Trust                50,000
     Wisteria Trading Company Ltd.               20,000
     Twin Towers Dallas NV                      250,000
     Bessie Seiffert                             20,000
     Kevin Mahar                                 25,000
     Chester L. Turner                           10,000

     In May 1998, the Company undertook a second offering of its common stock pursuant to Rule 504, Regulation D under the Act on terms consistent with the initial 504 offering described above and issued an aggregate of 350,000 shares in exchange for cash and services totalling $350,000 to the following:

                   Name                     No. of Shares
                   ----                     -------------

     Asset Management Partners                   40,000
     Babel Limited                               20,000
     Teresa L. Baughn                             1,000
     William G. Baughn                            1,000
     Theodore Cohen                               5,000
     Cooperative Holding Corp.                   40,000
     Eileen R. Clark                              3,000
     FG Financial Group, Inc.                    11,000
     Hacienda Trading Lmited                      2,000
     Bruce Halls                                 10,000
     Hal Hirsh                                   25,000
     Ruth E. Horvitz Family Trust                25,000
     John D. Jarvis Jr.                          25,000
     Harry I. Katz                               25,000
     Wayne A. Kurzen                              1,000
     Susan A. Kurzen                              1,000
     Michael Lapp                                20,000
     Lucre Funding Group                          2,000
     Kevin Mahar                                 19,000
     Joseph A. Markum                            10,000
     Bob L. McGiboney                             2,000
     Elizabeth C. McGiboney                       1,000
     Angelo Panzarella                           35,000
     Camilla Panzarella                           1,500
     Joseph Panzarella                            2,000
     Karma Shipman                               15,000
     Paul Weitfle                                 5,000
     Karen C. Winter                              1,000
     Martin F. Winter                             1,000
     Phyllis W. Winter                              500

     In March 1999, the Company authorized the issuance of an aggregate of 990,000 shares of its common stock, including 600,000 shares to First Capital, Inc. and 390,000 shares to The Delta Group at a price of $0.0001 per share. These shares were issued pursuant to exemption from the registration requirements included under the Securities Act of 1933, as amended, including but not necessarily limited to Regulation D and/or Section 4(2) of said Act.

     Both The Delta Group and First Capital were "accredited investors" (as that term is defined under the Act), and were provided all information necessary in order to allow them to exercise their respective business judgment as to the merits of the investment. Further, the principals of both First Capital and The Delta Group had a preexisting business and/or personal relationship with Mr. Panzarella of in excess of two years and the Company believes that such management is considered "sophisticated" investors based upon their previous investment experience.

     Mr. Panzarella was granted an option to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $.0001 per share, which option was exercised in September 1999.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation provide for indemnification of the Company's directors, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company.

     Section 722 of the New York Business Corporation Law provides for indemnification of directors and officers under certain conditions. Pursuant to
Section 722(a), a corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprises, which any director or officer of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served with such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

     Pursuant to Section 722 (c), a corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under Section 722(c) shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     In addition, Section 726 of the New York Business Corporation Law permits a corporation to purchase and maintain insurance to indemnify directors and officers in certain instances in which they may be indemnified by the corporation under the New York Business Corporation Law.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                                    PART F/S

Financial Statements.

     The audited financial statements for the fiscal years ended June 30, 1999 and 1998 of the Company are attached to this Registration Statement and filed as a part hereof. See page 31.

     1)  Independent Auditors' Report
     2)  Balance Sheet
     3)  Statement of Operations
     4)  Statement of Shareholders' Equity
     5)  Statement of Cash Flows
     6)  Notes to Financial Statements

     The unaudited financial statements for the three month periods ended September 30, 1999 and 1998, are also attached to this Registration Statement and filed as a part hereof. See page 40.

                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                          AUDITED FINANCIAL STATEMENTS

                                  JUNE 30, 1999

                      Geller, Marzano & Company CPAs, P.C.
                          Certified Public Accountants
                  30 Main Street Port Washington, NY 11050-2994
                                TEL: 516-883-1850
                                FAX: 516-944-5173
                              www.gellermarzano.com
Norman R. Geller, CPA                                        NEW YORK OFFICE
Patrick F. Marzano, CPA                                   225 West 34th Street
Frank P. Marzano, CPA                                      New York, NY 10122
Anthony J. Viola, CPA                                       TEL: 212-629-0077
Martin S. Kaplan, CPA                                       FAX: 212-465-2386



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors
America's Sports Voice, Inc.


     We have audited the balance sheet of America's Sports Voice, Inc. (a development stage company) as of June 30, 1999 and the related statement of operations, shareholders' equity and cash flows for the year then ended, and for the period February, 1997 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Sports Voice, Inc. as of June 30, 1999 and the results of their operations and their cash flows for the year then ended, and for the period February, 1997 through June 30, 1999, in conformity with generally accepted accounting principles.

     The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                         Geller, Marzano & Co. CPAs, P.C.
                         October 22, 1999



                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                                  BALANCE SHEET
                                  JUNE 30, 1999


ASSETS

Current Assets:

     Cash and cash equivalents                                  $      (10)
     Loans receivable, net of allowance                            379,707
                                                                ----------
          Total current assets                                     379,697

Fixed assets, net                                                    1,685

Other assets                                                            75
                                                                ----------
          Total assets                                          $  381,457
                                                                ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

     Accrued expenses payable                                   $   65,937
                                                                ----------
          Total current liabilities                                 65,937

Other Liabilities:                                                       0
                                                                ----------
          Total liabilities                                         65,937

Shareholders' equity:

     Common stock, $0.0001 par value;
          authorized 150,000,000 shares,
          shares issued:  4,987,500                                    499

     Capital in excess of par value                                723,506

     Deficit accumulated during the development stage             (408,485)
                                                                ----------
          Total shareholders' equity                               315,520
                                                                ----------
          Total liabilities and shareholders' equity            $  381,457
                                                                ==========

See accompanying notes




                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                             STATEMENT OF OPERATIONS



                                                                  Cumulative
                                                                    During
                                                   Year ended     Development
                                                 June 30, 1999       Stage
                                                 -------------    -----------
Revenues                                         $           0    $         0


Selling, general and administrative expenses          (121,621)      (308,485)
Bad debt                                              (100,000)      (100,000)
                                                 -------------    -----------
Net (loss)                                       $    (221,621)   $  (408,485)
                                                 =============    ===========

Net (loss) per common share                               (.06)          (.11)
                                                 =============    ===========

Weighted average common shares outstanding           3,868,070      3,868,070
                                                 =============    ===========

























See accompanying notes





                          AMERICA'S SPORTS VOICE, INC.
                         (a development stage company)
                        STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                 Deficit
                                                                               Accumulated
                                       Number of Par Value                     During the
                                        Common   of Common  Capital in Excess  Development
                                        Shares     Shares      of Par Value       Stage
                                      ---------  ---------  -----------------  -----------
Balance at February, 1997 (inception)         -          -                  -            -

Activity for June 30, 1997            3,127,500        313            312,037      (68,375)
                                      ---------  ---------  -----------------  -----------
Balance at June 30, 1997              3,127,500        313            312,037      (68,375)

Activity for June 30, 1998              870,000         87            288,413     (118,489)
                                      ---------  ---------  -----------------  -----------
Balance at June 30, 1998              3,997,500        400            600,450     (186,864)

Activity for June 30, 1999              990,000         99            123,056     (221,621)
                                      ---------  ---------  -----------------  -----------
Balance at June 30, 1999              4,987,500        499            723,506     (408,485)
                                      =========  =========  =================  ===========
























See accompanying notes




                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                             STATEMENT OF CASH FLOWS


                                                                             Cumulative
                                                                               During
                                                              Year ended     Development
                                                             June 30, 1999      Stage
                                                             -------------   -----------
Cash flows provided by (used in) operating activities:

    Net (loss)                                               $    (121,621)  $  (408,485)

      Adjustments to reconcile net (loss) to cash
            (used  in) operating activities:

      Depreciation                                                     574         1,390

Changes in assets and liabilities:

      Other assets                                                  25,825           (75)

      Accrued expenses payable                                      65,937        65,937
                                                             -------------   -----------
      Net cash (used in) operating activities                      (29,285)     (341,233)
                                                             -------------   -----------
Cash flows provided by (used in) investing activities:

      Acquisition of fixed assets                                   (1,225)       (3,075)
                                                             -------------   -----------
      Net cash (used in) investing activities                       (1,225)       (3,075)
                                                             -------------   -----------
Cash flows provided by (used in) financing activities:

      Loans receivable                                             (92,644)     (379,707)

      Net proceeds from common stock offerings                     123,155       724,005
                                                             -------------   -----------
      Net cash provided by financing activities                     30,511       344,298
                                                             -------------   -----------
      Net increase (decrease) in cash and cash equivalents               1           (10)

      Cash and cash equivalents at beginning of period                 (11)            0
                                                             -------------   -----------
      Cash and cash equivalents at end of period             $         (10)  $       (10)
                                                             =============   ===========

Supplemental disclosures of cash flow information:

      Cash paid during the year for:

      Interest                                                           0             0

      Income taxes                                                       0             0

See accompanying notes



                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999


1.     Description of Business

Business

America's Sports Voice, Inc. (the "Company") (a development stage company) was incorporated in the State of New York in February 1997. The Company was formed to create a sports fan advocacy group that provides sports information, sports programming and sports merchandise. Since inception, the Company did not generate any revenues from its principal business activity.

2.     Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

Fixed Assets and Depreciation

Fixed assets are stated at cost. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated and the resulting gain or loss is included in income. Maintenance and repairs are expensed as incurred. Depreciation of fixed assets is provided over the estimated useful lives of the various assets. Generally, the fixed assets have been depreciated using the straight-line method over a period of 5 years.

3.     Fixed Assets

Fixed assets are comprised of:

            Computer equipment                              $ 3,075
            Less: accumulated depreciation                   (1,390)
                                                            -------
                  Fixed assets, net                         $ 1,685
                                                            =======

                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999



4.     Common Stock Transactions

As of June 30, 1999, the Company has authorized 150,000,000 shares of common stock with 4,987,500 shares issued and outstanding. The Company has compiled an "Information and Disclosure Statement" to fulfill the disclosure requirements of Rule 15c2-11(a)(5) promulgated by the Securities and Exchange Act of 1934, as amended. For the year ended June 30, 1999, 990,000 new shares were issued through a private placement in which common stock was sold at slightly lower than market values. The difference between the sale of common stock through the private placement and the fair market value of such shares at the respective date of sale is negligible. The Company has its common stock publicly traded on the OTC Bulletin Board under the symbol "ASPV." As of August, 1999, the Company was listed on the "pink sheet" for small capitalized corporations. The Company is filing a registration statement on Form 10-SB with the Securities and Exchange Commission and upon effectiveness of such registration, it intends to file a new application to relist its common stock for trading on the OTC Bulletin Board. However, there can be no assurances that the Company's registration statement will become effective, or that the Company's application to relist its common stock will be approved.

5.     Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, and loans receivable. The Company places its temporary cash investments, if any, with high credit quality financial institutions. The Company's credit risk concerning loans receivable is discussed in Note 6.

6.     Loans Receivable

The Company has advanced funds to a former affiliate, Dawcin International Corp. ("Dawcin"). The Company has an agreement with Dawcin whereby the parties share office space, employee services, and other administrative items. Since inception, the amount of unused advances to Dawcin for such administrative expenses allocated to the Company results in a loan receivable due from Dawcin in the amount of $439,808. The loan receivable is non-interest bearing and is payable upon demand. The loan receivable is secured by assets owned by Dawcin. Management has estimated that approximately $100,000 of this loan is not collectible, therefore, a bad debt reserve has been established.

7.     Commitments and Contingencies

The Company is obligated under employment contracts to officers and employees of the Company and/or of Dawcin, the Company's former affiliate. Any unpaid salaries as of June 30, 1999 were accrued under the caption "Accrued expenses payable."

                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999


8.     Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has stated that it is committed to establishing business operations that will eliminate the going concern issue.

                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999



                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999


ASSETS

Current Assets:

      Cash and cash equivalents                                   $         52

      Loans receivable, net of allowance                               361,972
                                                                  ------------
            Total current assets                                       362,024

Fixed assets, net                                                        1,300

Other assets                                                                75
                                                                  ------------
Total assets                                                      $    363,399
                                                                  ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

      Accrued expenses payable                                    $    81,431
                                                                  -----------
            Total current liabilities                                  81,431

Other Liabilities:                                                          0
                                                                  -----------
Total liabilities                                                      81,431
                                                                  -----------
Shareholders' equity:

      Common stock, $0.0001 par value;
            authorized 150,000,000 shares,
            shares issued:  5,987,500                                     599

      Capital in excess of par value                                  723,506

      Deficit accumulated during the development stage               (442,137)
                                                                  -----------
            Total shareholders' equity                                281,968
                                                                  -----------
            Total liabilities and shareholders' equity            $   363,399
                                                                  ===========
See accompanying notes


                                                                              41



                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                             STATEMENT OF OPERATIONS


                                                                 Cumulative
                                                                   During
                                                Quarter ended    Development
                                             September 30, 1999     Stage
                                             ------------------  -----------
Revenues                                     $                0  $         0

Selling, general and administrative expenses            (33,652)    (342,137)
Bad debt                                                      0     (100,000)
                                             ------------------  -----------
Net (loss)                                   $          (33,652) $  (442,137)
                                             ==================  ===========

Net (loss) per common share                                (.01)        (.11)
                                             ==================  ===========

Weighted average common shares outstanding            3,885,060    3,885,060
                                             ==================  ===========



























See accompanying notes




                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                        STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                 Deficit
                                                                               Accumulated
                                       Number of Par Value                     During the
                                        Common   of Common  Capital in Excess  Development
                                        Shares     Shares      of Par Value       Stage
                                      ---------  ---------  -----------------  -----------
Balance at February, 1997 (inception)         -          -                  -            -

Activity for June 30, 1997            3,127,500        313            312,037      (68,375)
                                      ---------  ---------  -----------------  -----------
Balance at June 30, 1997              3,127,500        313            312,037      (68,375)

Activity for June 30, 1998              870,000         87            288,413     (118,489)
                                      ---------  ---------  -----------------  -----------
Balance at June 30, 1998              3,997,500        400            600,450     (186,864)

Activity for June 30, 1999              990,000         99            123,056     (221,621)
                                      ---------  ---------  -----------------  -----------
Balance at June 30, 1999              4,987,500        499            723,506     (408,485)

Activity for September 30, 1999       1,000,000        100                  -      (33,652)
                                      ---------  ---------  -----------------  -----------
Balance at September 30, 1999         5,987,500        599            723,506     (442,137)
                                      =========  =========  =================  ===========





















See accompanying notes




                          AMERICA'S SPORTS VOICE, INC.
                          (a development stage company)
                             STATEMENT OF CASH FLOWS


                                                                             Cumulative
                                                                               During
                                                          Quarter ended      Development
                                                        September 30, 1999      Stage
                                                        ------------------   -----------
Cash flows provided by (used in) operating activities:

      Net (loss)                                        $          (33,652)  $  (442,137)

      Adjustments to reconcile net (loss) to cash
            (used in) operating activities:

      Depreciation                                                     385         1,775

Changes in assets and liabilities:

      Other assets                                                       0           (75)

      Accrued expenses payable                                      15,494        81,431
                                                        ------------------   -----------
      Net cash (used in) operating activities                      (17,773)     (359,006)
                                                        ------------------   -----------
Cash flows provided by (used in) investing activities:

      Acquisition of fixed assets                                        0        (3,075)
                                                        ------------------   -----------
      Net cash (used in) investing activities                            0        (3,075)
                                                        ------------------   -----------
Cash flows provided by (used in) financing activities:

      Loans receivable                                              17,735      (361,972)

      Net proceeds from common stock offerings                         100       724,105
                                                        ------------------   -----------
      Net cash provided by financing activities                     17,835       362,133
                                                        ------------------   -----------
      Net increase in cash and cash equivalents                         62            52

      Cash and cash equivalents at beginning of period                 (10)            0
                                                        ------------------   -----------
      Cash and cash equivalents at end of period        $               52   $        52
                                                        ==================   ===========

Supplemental disclosures of cash flow information:

      Cash paid during the year for:

      Interest                                                           0             0

      Income taxes                                                     830           830

See accompanying notes


                          AMERICA'S SPORTS VOICE, INC.
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
               FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 1999


1.     Unaudited Financial Information

The unaudited financial information included for the three month interim period ended September 30, 1999 were taken from the books and records without audit. However, such information reflects all adjustments (consisting only of normal recurring adjustments, which are of the opinion of management, necessary to reflect properly the results of the interim period presented). The results of operations for the three month period ended September 30, 1999 are not necessarily indicative of the results expected for the fiscal year ended June 30, 2000.

2.     Financial Statements

Management has elected to omit substantially all footnotes relating to the condensed financial statements of America's Sports Voice, Inc. (the "Company") included in the report. For a complete set of footnotes, reference is made to the Company's Report on Form 10 for the year ended June 30, 1999 as filed with the Securities and Exchange Commission and the audited financial statements included therein.

                                    PART III

Item 1.  Exhibit Index

No.
---                                                                   Sequential
                                                                       Page No.
                                                                       --------

     (3)  Articles of Incorporation and Bylaws

3.1       Certificate of Incorporation                                    48

3.2       Certificate of Amendment to
          Articles of Incorporation                                       52

3.3       Bylaws                                                          56

     (10) Material Contracts

10.1     Employment Agreement between the Company and
         Angelo J. Panzarella                                             70

    (27) Financial Data Schedule

27.1     Financial Data Schedule                                          80

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AMERICA'S SPORTS VOICE, INC.
                                   (Registrant)

                                   Date:  November 15, 1999


                                   By:/s/ Angelo J. Panzarella
                                      ---------------------------
                                      Angelo J. Panzarella,
                                      President

                          AMERICA'S SPORTS VOICE, INC.

                          ----------------------------

                                   EXHIBIT 3.1

                          ----------------------------

                          CERTIFICATE OF INCORPORATION

                          ----------------------------

                          CERTIFICATE OF INCORPORATION

                                       OF

                           AMERICAS SPORTS VOICE, INC.



                   Section 402 of the Business Corporation Law
















Filer:    MOSHELL & MOSHELL
          100 GARDEN CITY PLAZA
          SUITE #202
          GARDEN CITY, NY 11530

                          CERTIFICATE OF INCORPORATION

                                       OF

                           AMERICAS SPORTS VOICE, INC.


                UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW


     The undersigned, a natural person of the age of eighteen

years or over, desiring to form a corporation pursuant to the provisions of Section 402 of the Business Corporation Law of the State of New York, hereby certifies as follows:


     FIRST:  The name of the corporation is:

                           AMERICAS SPORTS VOICE, INC.


     SECOND:  The purpose of the corporation is to engage in

any lawful act or activity for which corporations may be

organized under the Business Corporation Law of the State of

New York, exclusive of any act or activity requiring the

consent or approval of any sate official, department, board,

agency or other body without such consent or approval first

being obtained.

     THIRD:  The office of the corporation in the State of New

York is to be located in the County of Nassau.

     FOURTH:  The aggregate number of shares which the

corporation shall have the authority to issue is:

              One-Hundred Fifty Million (150,000,000) shares with a
                                0.0001 par value

     FIFTH:  The Secretary of State is designated as the agent

of the corporation upon whom process against the corporation may be served, and the address to which the Secretary of

State shall mail a copy of any process against the corporation served upon him is:

                              c/o Moshell & Moshell
                              100 Garden City Plaza
                                   Suite #202
                              Garden City, NY 11530

     SIXTH:  No director of the corporation shall be

personally liable to the corporation or its stockholders

for damages for any breach of duty in such capacity except

where a judgment or other final adjudication adverse to said director establishes:  that the director's acts or omissions were in bad faith or involved intentional misconduct or a

knowing violation of law or that said director personally

gained a financial profit or other advantage to which he was not entitled, or the director's acts violated Section 719

of the New York Business Corporation Law.

Date:  February 12, 1997

                                 s/Colleen Sullivan
                                 -----------------------------------
                                           Colleen Sullivan
                                             Incorporator
                                      Corporation Service Company
                                           500 Central Avenue
                                           Albany, NY  12206

                          AMERICA'S SPORTS VOICE, INC.

                          ----------------------------

                                   EXHIBIT 3.2

                          ----------------------------

                           CERTIFICATE OF AMENDMENT TO
                          CERTIFICATE OF INCORPORATION

                          ----------------------------

                                                      F97021807( )34( )   CSC 45



                            CERTIFICATE OF AMENDMENT

                                     OF THE

                         CERTIFICATE OF INCORPORATION OF

                           AMERICAS SPORTS VOICE, INC.

                Under Section 805 of the Business Corporation Act






                                STATE OF NEW YORK
                               DEPARTMENT OF STATE
                                FILED FEB 18 1997
                                TAX:
                                BY:   SRW
                                   --------------
                                       NASSAU








                                     FILER:

                                Moshell & Moshell
                              100 Garden City Plaza
                                   Suite #202
                              Garden City, NY 11530

                                                                         CSC 45




                            CERTIFICATE OF AMENDMENT

                                     OF THE

                         CERTIFICATE OF INCORPORATION OF

                           AMERICAS SPORTS VOICE, INC.

                Under Section 805 of the Business Corporation Law



IT IS HEREBY CERTIFIED THAT:

     (1)     The name of the corporation is:

                           AMERICAS SPORTS VOICE, INC.

     (2) The Certificate of Incorporation is hereby amended to effect a change in corporate name:

     Paragraph One (1) of the Certificate of Incorporation is hereby amended o read:

     "1.     The name of the corporation is:

                          AMERICA'S SPORTS VOICE, INC."

     (4) The amendment to the Certificate of Incorporation was authorized by a vote of the Board of Directors, following by written consent of the Sole Shareholder.

     IN WITNESS WHEREOF, this certificate has been subscribed this 18th day of February, 1997 by the undersigned, who affirm that the statements made herein are true under the penalties of perjury.



                                   s/ William Lucas
                                   --------------------------------------------
                                   William Lucas, Sole Shareholder

State of New York       )
                        : ss:
Department of State     )




I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


   Witness my hand and seal of the Department of State on February 20 1997



                              s/J Clark

                              Special Deputy Secretary of State

                          AMERICA'S SPORTS VOICE, INC.

                          ----------------------------

                                   EXHIBIT 3.3

                          ----------------------------

                                     BYLAWS

                          ----------------------------

                                     BY-LAWS

                                       OF

                          AMERICA'S SPORTS VOICE, INC.
                          ----------------------------

                               ARTICLE I - OFFICES
                               -------------------


The office of the Corporation shall be located in the City, County and State designated in the Certificate of Incorporation. The Corporation on may also maintain offices at such other places within or without the United States as the Board of directors may, form time to time, determine.

                      ARTICLE II - MEETING OF SHAREHOLDERS
                      ------------------------------------

Section 1 - Annual Meetings:
----------------------------

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:
-----------------------------

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:
------------------------------

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places within or without the State of New York as shall be designated in the notices or waivers of notice of such meetings.

Section 4 - Notice of Meetings:
-------------------------------

(a) Written notice of each meeting of shareholders, whether annual or special, stating the

                                   By-Laws - 1
time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to receive payment for their shares pursuant to the Business Corporation Act, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 5 - Quorum:
-------------------

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.



                                   By-Laws - 2

Section 6 - Voting:
-------------------

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name ont he books of the Corporation.

(c) Each shareholder entitled to vote or to express consent of dissent without a meeting, may do so by prosy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No prosy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute Book of the Corporation under its proper date.

                        ARTICLE III - BOARD OF DIRECTORS
                        --------------------------------

Section 1 - Number, Election and Term of Office:
------------------------------------------------

(a) The number of the directors of the Corporation shall be ( ), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three, unless all of the outstanding shares are owned beneficially and of record by less that three shareholder, in which event the number of directors shall not be less than the number of shareholders.






                                   By-Laws - 3

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) Each director shall hold office unit the annual meeting of the shareholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:
------------------------------

The Board of Directors shall be responsible for the control and management of the affairs property and interests of the Corporation, and may exercise all powers of the corporation except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

Section 3 - Annual and Regular Meetings: Notice:
------------------------------------------------

(a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the shareholders at the place of such annual meeting of shareholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in paragraph (b) of Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph (c) of such Section 4.

Section 4 - Special Meetings: Notice:
-------------------------------------

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

                                   By-Laws - 4

(b) Notice of special meetings shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least two(2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice, except as required by Section 8 of this Article III, need not specify the purpose of the meeting.

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at is commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:
---------------------

At all meetings of the Board of Directors, the Chairman of the board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman Chosen by the directors shall preside.

Section 6 - Quorum and Adjournment:
-----------------------------------

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. Participation of any one or more members of the Board by means of a conference telephone or similar communications equipment, allowing all persons participating in the meeting to hear each other at the same time, shall constitute presence in person at any such meeting.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.









                                   By-Laws - 5

Section 7 - Manner of Acting:
-----------------------------

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by statute, by the Certificate of Incorporation, or these By-Laws, the action of a majority of the directors present at any meeting at which a quorum, is present shall be the act of the Board of Directors. Any action authorized, in writing, by all of the directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board.

Section 8 - Vacancies:
----------------------

Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

Section 9 - Resignation:
------------------------

Any director may resign at any time be giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.













                                   By-Laws - 6

Section 10 - Removal:
---------------------

Any director may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

Section 11 - Salary:
--------------------

No stated salary shall be paid to directors, as such, for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any director form serving the Corporation in any other capacity and receiving compensation therefor.

Section 12 - Contracts:
-----------------------

(a) No contract or other transaction between this Corporation and any other Corporation shall be impaired, affected or invalidated nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or ate directors or officers of such other Corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.








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                                                                              63

Section 13 - Committees:
------------------------

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board. At all meetings of a committee, the presence of all members of the committee shall be necessary to constitute a quorum for the transaction of business, except as otherwise provided by said resolution or by these By-laws. Participation of any one or more members of the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, shall constitute presence in person at any such meeting. Any action authorized in writing by all of the members of a committee entitled to vote thereon and filed with the minutes of the Committee shall be the act of the committee with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Committee.





                              ARTICLE IV - OFFICERS
                              ---------------------

Section 1 - Number, Qualifications, Election
--------------------------------------------
     and Term of Office:
     -------------------

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.









                                  By-Laws - 7A

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:
------------------------

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:
--------------------

Any officer may be removed, either with or without cause, and a successor elected by the Board at any time.

Section 4 - Vacancies:
----------------------

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the Board of Directors.

Section 5 - Duties of Officers:
-------------------------------

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The President shall be the chief executive officer of the Corporation.









                                   By-Laws - 8

Section 6 - Sureties and Bonds:
-------------------------------

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute tot he Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:
-----------------------------------------

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) my be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

                           ARTICLE V - SHARES OF STOCK
                           ---------------------------

Section 1 - Certificate of Stock:
---------------------------------

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the Chairman of the Board or the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and may bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) The Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fraction of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer





                                   By-Laws - 9
form over the signature of any officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost of Destroyed Certificates:
-------------------------------------------

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss of destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. a new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper so to do.

Section 3 - Transfers of Shares:
--------------------------------

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.








                                  By-Laws - 10

Section 4 - Record Date:
------------------------

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be a the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for nay other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

                             ARTICLE VI - DIVIDENDS
                             ----------------------

Subject to applicable law, dividends amy be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

                            ARTICLE VII - FISCAL YEAR
                            -------------------------

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

                          ARTICLE VIII - CORPORATE SEAL
                          -----------------------------

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.









                                  By-Laws - 11

                             ARTICLE IX - AMENDMENTS
                             -----------------------

Section 1 - By Shareholders:
----------------------------

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of directors.

Section 2 - By Directors:
-------------------------

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting form the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.


          The  undersigned   Incorporator  certifies  the  he  has  adopted  the
foregoing by-laws as the first by-laws of the Corporation, in accordance with the requirements of the Business Corporation Law.


Dated:  12-3-97
       ----------------------

                                        s/William G. Lucas
                                        ------------------------------------
                                                   Incorporator







                                  By-Laws - 12

                          AMERICA'S SPORTS VOICE, INC.

                          ----------------------------

                                  EXHIBIT 10.1
                          ----------------------------

                          EMPLOYMENT AGREEMENT BETWEEN
                                 THE COMPANY AND
                              ANGELO J. PANZARELLA

                          ----------------------------

                              EMPLOYMENT AGREEMENT

     THIS  AGREEMENT  dated  this  1st  day of  November,  1998  by and  between

AMERICA'S SPORTS VOICE, INC. ("CORPORATION") located at 380 Hempstead Ave., West

Hempstead,  New York 11552 and ANGELO J. PANZARELLA  ("EMPLOYEE") residing at 19

Spruce Lane, Valley Stream, New York 11581.

                                    RECITALS

     WHEREAS, the CORPORATION is desirous of employing EMPLOYEE, and insure that

EMPLOYEE is properly compensated  complete with bonuses,  incentive and benefits and  which  will  act to  provide  both  the  CORPORATION  and  EMPLOYEE,  their respective heirs, agents, assigns and successors in interest, long term security in this employment relationship while permitting the CORPORATION to benefit from the EMPLOYEE'S knowledge, expertise, efforts and good will, and;

     WHEREAS,  the CORPORATION is desirous of demonstrating its appreciation for

EMPLOYEE'S  value,  log term  employment  history,  replete with his  documented achievements in advancing the CORPORATION'S goals, and his unshakable beliefs in the CORPORATION'S ideals, and;

     WHEREAS,  EMPLOYEE is desirous of entering into an employment  relationship with  CORPORATION,  wherefrom  EMPLOYEE  would  receive  a salary,  bonuses  and benefits commensurate with executives similarly situated and which shall provide long term  financial  security and  independence  for the EMPLOYEE,  his family,

heirs, assigns and successors in interest, and;

     NOW THEREFORE,  the parties  hereto,  in exchange for the mutual  covenants herein, agree as follows:

I.     EMPLOYMENT

     The CORPORATION agrees to employ EMPLOYEE and EMPLOYEE agrees to work for CORPORATION as Chief Executive Officer for the term herein set forth  and as further provided below.

II.     DUTIES

     EMPLOYEE'S  duties  shall be to manage,  control  and  supervise  the daily

activities  of  the  CORPORATION,   and  to  market,  promote  and  advance  the

CORPORATION, it products, services and good will. EMPLOYEE shall also be charged with the day to day economics of running said  CORPORATION,  including,  but not limited tom, promoting the CORPORATION'S financial well-being with market makers and other  promoters of the  CORPORATION'S  common stock,  presenting  financial plans to the Board and generally be responsible for insuring the availability of

sufficient   resources  to  meet  the  daily  obligations  of  the  CORPORATION.

EMPLOYEE'S  duties shall be in keeping  with duties  generally  associated  with executives  of similar  positions  in  corporate  America,  and any other duties

EMPLOYEE deems necessary to accomplish the goals and protect the security of the

CORPORATION.  During  the term of this  agreement,  the  EMPLOYEE  shall  devote substantially  all of his  business  time  to the  affairs  of the  CORPORATION.

However,  nothing  herein shall be construed as  prohibiting  the EMPLOYEE  from engaging  in outside  business  interests  and  devoting  business  time to said interest,  provided  same does not pose a conflict of  interest  with the duties herein.

III.     TERM

     This Agreement  shall run for a term ('THE TERM') of not less than five (5)

years unless  written  notice is received  terminating  said  Agreement from the

EMPLOYEE  ninety (90) days prior to the expiration date of said term. The option to terminate  rests  exclusively  with  EMPLOYEE,  who shall have the  exclusive option to retain the position elucidated in paragraph I herein above. This Agreement shall survive the death of the EMPLOYEE to the extent that the  EMPLOYEE'S  salary  shall be paid to the heirs or estate of the

EMPLOYEE  for a period of not less than two (2) years in addition to any special compensation  provisions,  which  are  intended  to  survive  the  term  of this

Agreement.

IV. COMPENSATION AND BONUSES

     A. The  CORPORATION  shall pay  EMPLOYEE  a base  salary  of  Ninety  Three

Thousand Dollars  ($93,000.00) per annum.  Said salary shall be paid to EMPLOYEE in the manner  established  by the  CORPORATION  for the  payment of salaries to other  executives of the  CORPORATION.  The Board of Directors  shall review the

EMPLOYEE'S  salary  and  benefit  package  every  six (6)  months  to  determine appropriate increases.  The Board of Directors is not empowered,  as a result of this  Agreement,  to reduce  EMPLOYEE'S  salary,  regardless  of any  changes in

EMPLOYEE'S duties or titles during the term of this Agreement or the term of any renewal  period.  In  the  event,  the  EMPLOYEE's  salary  is  deferred  or the

CORPORATION is unable to pay the salary, then, the CORPORATION shall be indebted to the EMPLOYEE and from which said debt shall never carry over beyond December,

of the year the debt was  incurred and from which the  CORPORATION  shall either borrow  the funds to pay the debt or  provide  the  EMPLOYEE  with  unrestricted common stock (S-8) in the equivalent  amount of the debt,  with interest.

     B. In addition to the salary set forth above,  the  CORPORATION,  through a vote of its Board of Directors,  may pay to the EMPLOYEE,  a bonus, as the Board deems  appropriate, in cash and/or stock. In no event, can a stock bonus exceed

Seventy-Five (75%) of the total bonus in any calendar year and shall be provided at a cost the EMPLOYEE of not more that Ten Percent  (10%) of the share price on the date  approved by the Board.  As a condition  of stock  bonuses as set forth herein, the Board shall provide EMPLOYEE with no less Twenty-Five

Percent (25%) of the stock bonus in unrestricted,  S-8 tradable  shares.  In the event any  provision  herein  violates  any  State,  Federal or  Municipal  Law,

Ordinance or Regulation,  or is in violation of any SEC Code, the Board shall do whatever is necessary to comply with the affected rule, law,  regulation or code while  fulfilling the spirit and intent of this  paragraph.  The Board will make whatever  adjustments  necessary  to this  Agreement  to  insure  that  EMPLOYEE receives his bonuses,  while the CORPORATION  maintains full compliance with all related laws.

V.     BENEFITS

     The  EMPLOYEE  shall be  entitled  to such  executive  benefits as shall be established by the CORPORATION and for which he may qualify.  All benefits shall be at least as favorable as those made available to all other  executives of the

CORPORATION, and shall include, health insurance, car allowance no exceeding Six

Hundred  Dollars  ($600) per month,  vacations,  retirement  and other  benefits pursuant  to plans  which may be  established  by the  CORPORATION.  No  benefit contained  within this  paragraph  shall be  construed as an offset of any other benefit,  bonus,  compensation  or option  contained  anywhere  else within this

Agreement.

VI.     EXPENSES

     The  CORPORATION  agrees to reimburse the EMPLOYEE for expenses  which have been incurred for all  reasonable  business  purposes.  The expenses shall be in addition to any compensation or bonus contained herein.

VII.     TERMINATION

     A. The CORPORATION may terminate the employment of the EMPLOYEE at any time for  cause,  as  hereinafter  defined  and in  accordance  with  the  conditions hereinafter  set  forth.  The  definition  of  Cause  for the  purposes  of this provision shall include  dishonesty,  willful defiance of Board directives,  and criminal  conviction for a felony of the first degree, any capital crime, or any securities crime wherefrom the EMPLOYEE is permanently  barred from any security involvement
by any  regulatory  agency of the United  States.  In the event the  EMPLOYEE is terminated for cause, the CORPORATION shall be obligated to pay EMPLOYEE two (2)

years salary as severance and special compensation for a period of two (2) years commencing upon the termination for any cause of this agreement.  All provisions in this  Agreement  which are intended to survive the  expiration of the term of the Agreements will survive the termination of the EMPLOYEE for cause.

     B. The CORPORATION may terminate the employment of the EMPLOYEE for special circumstances  as hereinafter  defined.  In the event of termination for special circumstances,  the CORPORATION shall pay to the EMPLOYEE,  his representatives,

heirs,  estate,  or  assigns,  two  (2)  years  salary  or the  balance  of this

Agreement,  whichever  is  greater.  Special  circumstances  shall be defined as insanity,  incapacity  to  perform  the  duties as stated  herein due to illness causing disability, addition to drugs or alcohol and which treatment is refused,

excessive  absenteeism  not related to  illness,  or the  deliberate  failure to comply with any provision of the Agreement.  All provisions  intended to survive the term of this Agreement shall survive notwithstanding termination for special circumstances.

     C. In the event the  CORPORATION  chooses to terminate  without cause,  the

CORPORATION shall pay EMPLOYEe the full payment of the CORPORATION'S contractual commitment,  including options,  plus two (2) years salary as severance pay. The severance  pay shall be at the salary rate in force at the time of  termination.

This shall be deemed a penalty for the early termination of this Agreement.

     D.  In the  event  the  EMPLOYEE  is  compelled  to  relinquish  any of the executive  positions  set forth in paragraph 1 herein  above,  regardless  if by special circumstance,  without cause, or by the failure of shareholders to elect

EMPLOYEE  to the  Board of  Directors,  then,  EMPLOYEE  may,  in his  exclusive discretion, declare his employment terminated without cause wherefrom

EMPLOYEE shall be entitled to all the remedies provided in subparagraph C above,

or EMPLOYEE  may continue in his other  capacities,  at the same rate of pay and benefits and the  CORPORATION  shall pay the EMPLOYEE on (1) year  severance pay for each position lost at the rate of EMPLOYEE'S salary in force at the time the position is relinquished.

     E. The  EMPLOYEE may  unilaterally  terminate  this  Agreement by providing ninety (90) days  written  notice to the  CORPORATION.  In such event,  EMPLOYEE shall be paid all salary,  bonuses  and other  compensation  earned  through the termination date. In the event EMPLOYEE  terminated this agreement for no cause,

he will be  entitled to one (1) year  severance  pay at the pay rate in force at the time the Agreement is terminated. If EMPLOYEE terminates this agreement with cause or as a result of any  default by  CORPORATION  with  regard to any of its obligations hereunder, the EMPLOYEE shall be entitled to all the remedies as set forth in subparagraph C above. All provisions intended to survive this Agreement shall remain in full force and effect.

     F. In the event any termination  provision is enforced,  in addition to the remedies contained within the enforces provision,  EMPLOYEE shall be entitled to payment of all back pay, vacation pay, bonuses, stock options and other sums due upon the effective date of  termination.  the failure of the  CORPORATION to pay these sums shall be deemed a material  breach of this  Agreement  and from which the EMPLOYEe, his heirs, representatives, estate or assigns shall be entitled to interest,  which  shall be at the rate of prime plus three  percent  (3%) at the time this provision is employed,  and all costs  associated  with collection and enforcement of this provision, including attorney's fees. VIII. CONFIDENTIALITY

     During the TERM, and for a period of one (1) year thereafter,  the EMPLOYEE shall hold and keep confidential any product development  information,  formula,

advertising, design, method,
procedure,   customer  list,   techniques,   trade  secrets,   business   plans,

presentation,  training methods, software development, processes, of the general know how of the business  for which  CORPORATION  is engaged (all the  foregoing hereinafter being collectively  referred to as "Know How", used or usable by the

CORPORATION,  in connection with its business,  or other matters which hereafter may become known to EMPLOYEE as a result of his  employment and not known to the public  generally and shall not,  directly or  indirectly,  disclose any further information to any person,  firm or corporation with the business affairs of the

CORPORATION.  However,  said restriction shall only be applicable within or with respect to those geographical  location in which the CORPORATION is then engaged in business or if this  Agreement  is  terminated  for any reason  except  those provided in paragraphs  VII. C and D above.  All papers and records of any kind,

or memoranda,  notes, designs, plans, procedures, or other documents and any and all copies thereof,  whether made by the EMPLOYEE relating to the Know-How or to the business of field of  investigation  of the  CORPORATION  which shall at any time hereafter come into EMPLOYEE'S  possession or control shall be the sole and exclusive  property of the  CORPORATION  and shall be surrendered to it any time hereafter  upon the  request  of the  CORPORATION.

IX. INADEQUATE REMEDY

     The  EMPLOYEE  agrees  that  remedy at law for any breach of the  foregoing provisions of paragraph IX., will be inadequate and that the  CORPORATION  shall be  entitled  to  injunctive  relief  upon a  showing  to a Court  of  competent jurisdiction  of irreparable  harm.  Said relief shall not be exclusive,  but in addition to any other  relief or remedies  the  CORPORATION  may have for such a breach.

X. NOTICE

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     Any notice  provided  for by this  Agreement  shall be deemed  sufficiently given when either personally  delivered or mailed certified mail, return receipt requested,  addressed to the parties thereto at the respective  addresses herein above inscribed or hereinafter designated by the parties,

in writing, by notice given hereunder.

XI.     GOVERNING LAW

     This Agreement  shall be governed by and construed and enforced by the laws of the  State of New York or any  State in which  the  EMPLOYEe  shall  deem his residence, in EMPLOYEE'S exclusive discretion, and provided that CORPORATION, is not  deprived of any remedy,  defense,  or element of damage  which  CORPORATION would be  entitled  under the laws of the State of New York.

XII.  MERGER

     This  Agreement  reflects  the entire  understanding  of the  parties.  All notices, minutes, discussions and negotiations have been merged and incorporated into this written instrument. No addition, deletions, supplements, or amendments to this  Agreement  shall be deemed  valid  unless  agreed to by the  parties in writing.  Oral  modifications to this Agreement are expressly  forbidden.

XIII.  SUCCESSORS

     All rights, benefits, duties and obligations created herein, shall inure to and be binding upon the CORPORATION, its successors and assigns and all entities who succeed in  interest,  regardless  if said  interest is in whole or in part.

This Agreement  shall not be defeated or terminated  through the  acquisition or merger  of the  CORPORATION,  in whole or in part by any  third  party  who will inherit the  obligations  and burdens of this  Agreement,  as it was a signatory hereto.  In the event of an  acquisition or merger,  EMPLOYEE,  shall retain the position of Chief Executive Officer in any newly formed company unless expressly waived by EMPLOYEE in his exclusive discretion.

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XVII.ATTORNEY'S FEES

     In the event of any legal action  regarding this Agreement,  the prevailing party  shall be  entitled to all costs and  attorney's  fees.  In the event of a

shareholder  action  challenging  any  aspect  of  this  Agreement,   then,  the

CORPORATION  shall be responsible for all of the EMPLOYEE'S costs and attorney's fees,  regardless of the prevailing  party. In such an instance,  EMPLOYEE shall have the  exclusive  right to select legal  Counsel of his choice to protect his interest herein. In the event EMPLOYEE is sued by any third party as a result of his  employment  hereunder,  or in  any  type  of  shareholder  action,  or  any

proceeding   by  the  SEC,   Federal,   State  or  local   government,   whether

administrative, civil or in the criminal courts, all of the EMPLOYEE'S costs and attorney's  fees  shall be  borne by the  CORPORATION,  without  penalty  to the

EMPLOYEE,  regardless of outcome.  EMPLOYEE  shall also be entitled to all costs and  attorney's  for all  appeals,  regardless  of  whether he is  defending  or prosecuting  said appeal.  Nothing herein shall be construed as a setoff against any other benefit or compensation provision contained herein above.

     IN WITNESS  WHEREOF,  the parties  hereto have hereunto set their hands and seals as of the day and year first above inscribed.


                                   s/Angelo J. Panzarella
                                   ----------------------------------------
                                   Angelo J. Panzarella

                                   AMERICA'S SPORTS VOICE, INC.
                                   as authorized by the Board of Directors

                                   By:  s/William G. Lucas
                                        -----------------------------------
                                        William G. Lucas



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                          AMERICA'S SPORTS VOICE, INC.

                          ----------------------------

                                  EXHIBIT 27.1

                          ----------------------------

                             FINANCIAL DATA SCHEDULE

                          ----------------------------



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